March 22, 2012

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	Return of Supplemental Information Pursuant to Rule 418
United Rentals, Inc.
Registration Statement on Form S-4 (File No. 333-179039)

Dear Ms. Long:

We refer to the Registration Statement on Form S-4 (the “Registration Statement”) filed by United Rentals, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 17, 2012 (File No. 333-179039). In comments provided by the staff of the Commission (the “Staff”) on March 19, 2012, the Staff requested that it be provided supplementally with a copy of the amended complaint filed in Israni v. RSC Holdings Inc. (the “Amended Complaint”).

Under cover of the Company’s letter of March 20, 2012, we provided a copy of the requested Amended Complaint. In accordance with Rule 418 of the Securities Act of 1933, as amended, we hereby request that the Amended Complaint be returned to the Company as soon as the Registration Statement is declared effective. In the event that the Commission does not return the Amended Complaint, we hereby request that the Commission destroy the provided copy of the Amended Complaint and permit the Company to file a copy of the Amended Complaint under a formal request for confidential treatment pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) (“Rule 83”). On behalf of the Company and in accordance with the Commission’s Rule 83, we also request confidential treatment of this request.

The Amended Complaint may be returned to the Company by contacting Rachael M. Dugan of Sullivan & Cromwell LLP at (212) 558-4000, who will arrange for a courier to retrieve the Amended Complaint.

If you have any questions or comments regarding the foregoing, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at (212) 558-4000.

Very truly yours,

/s/ Andrew D. Soussloff
Andrew D. Soussloff
(Sullivan & Cromwell LLP)

cc:	Jonathan M. Gottsegen
(United Rentals, Inc.)

Kevin J. Groman
(RSC Holdings Inc.)

Robert B. Schumer
Ariel J. Deckelbaum
(Paul, Weiss, Rifkind, Wharton & Garrison LLP)